EXHIBIT 11.1

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (LOSSES)

	Year Ended December 31,
	2002	2001	2000
Weighted average Shares of Common Stock outstanding during the year	2,174,776	1,827,778	1,773,888
Shares of Common Stock issuable in connection with assumed exercise of options under the treasury stock method	102,541	42,487	61,562
TOTAL	2,277,317	1,870,265	1,835,450
Net Income (Loss)	$11,469,478	$6,974,681	$(1,440,821)
Per Share amount—Primary/Basic	$5.27	$3.82	$(0.81)
Per Share amount—Diluted	$5.04	$3.73	$(0.78)